39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER	Tel: 203-837-2264
SENIOR COUNSEL &	Fax: 203-837-2515
ASSISTANT SECRETARY	tony_pepper@praxair.com
May 28, 2009
Via EDGAR
Mr. Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Praxair, Inc. Definitive 14A filed March 17, 2009 File Number 001-11037
Dear Mr. Ingram:
Set forth below are the responses of Praxair, Inc. (“Praxair” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) dated May 7, 2009 (the “Comment Letter”) regarding Praxair’s definitive proxy statement filed with the SEC on March 17, 2009 (the “Proxy Statement”). Praxair appreciates the staff’s careful review of the Proxy Statement and looks forward to appropriately addressing the staff’s comments. For your convenience, we have included below the original comments in italics, followed by our responses. Based upon our communication with Mr. Dieter King of your staff, we understand that, notwithstanding references in the Comment Letter to “amending” the Proxy Statement, no amendments are required.
In providing these responses, Praxair acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or questions with respect to our responses, please contact me at (203) 837-2264, or Robert A. Bassett, Assistant General Counsel & Chief Governance Officer, at (203) 837-2033.
Sincerely,
/s/ Anthony M. Pepper
Anthony M. Pepper
Senior Counsel & Assistant Secretary

SEC Comments to Praxair Definitive Proxy Statement Filed March 17, 2009
Executive Compensation, page 24
Compensation Discussion and Analysis, page 24
Key Executive Compensation Factors and Considerations, page 25
Benchmarking, page 26
1.	We note that during 2008, at the request of your compensation committee, management reviewed the composition of the Practices Tracking Group, with input from the committee’s compensation consultant, to ensure that this peer group consisted of companies in the same industry as Praxair and companies likely to compete with Praxair for employees. Please tell us why the committee decided to initiate this review and why the composition of the Practices Tracking Group changed in July 2008. Describe the impact this change had on your compensation policies and decisions regarding your named executive officers for 2008. Please include a detailed analysis that is tied, where relevant, to the key factors the committee considered in making compensation determinations for 2008
Praxair Response:
The Compensation Committee engaged Deloitte Consulting as the Committee’s compensation consultant beginning in October 2007, replacing Towers Perrin, the Committee’s prior consultant. As part of this new engagement, the Compensation Committee requested that Deloitte Consulting review the benchmark companies then being used and provide its advice. Deloitte Consulting advised the Compensation Committee that a Practices Tracking Group with a greater emphasis on companies in the chemicals industry (the industry in which the Company is commonly grouped) and on companies that employees may consider for employment if they were to leave Praxair would be a more appropriate benchmark group for the purpose of benchmarking compensation and benefits practices (see disclosure beginning at line 9 of the second to last paragraph on page 26). Accordingly, the Compensation Committee revised the composition of the Practices Tracking Group to those disclosed in the Proxy Statement Compensation Discussion and Analysis (“CD&A”).
The Compensation Committee’s use of the new group influenced 2009 compensation policies by confirming the Compensation Committee’s prior consideration to change the performance measurement period for future performance share unit awards from two to three years (see CD&A page 34). In addition, the principal impact upon 2008 compensation policies of using the revised Practices Tracking Group was the Compensation Committee’s adoption of a formal “clawback” policy (see CD&A page 31 under the subheading titled “Recapture Policy”); otherwise, the revised Practices Tracking Group did not have any material impact upon 2008 compensation policies or NEO compensation.

Individual NEO Factors, page 27
2.	Please provide us with a materially complete description and analysis of the individual factors applicable to each of your named executive officers, as well as the compensation committee’s assessment of how each officer performed with respect to those goals. In this regard, we note that the illustrative list of seven qualitative factors on page 27 lacks specificity and does not offer a meaningful perspective on the correlation between each officer’s individual performance and the committee’s decisions for each officer with respect to salary (see page 28), annual performance-based variable compensation (see page 30) and long term incentive awards (see page 32).
Praxair Response:
The last paragraph in the CD&A under the subtitle “Individual NEO Factors” (page 27) discloses that the Compensation Committee did not assign relative weights or formulas to the Individual NEO Factors. However, with respect to the NEOs’ 2008 compensation, the Compensation Committee’s primary considerations with respect to Individual NEO Factors were: (1) the Company’s performance in the NEO’s principal area of responsibility and the degree to which it wishes to drive and reward such performance; (2) the Committee’s desire to retain each NEO; and (3) the relative roles and responsibilities of each NEO.
A discussion of each element of NEO direct compensation (i.e., salary, annual performance-based variable compensation, and long term incentives) is on pages 28-34. As disclosed in each respective section, Individual NEO Factors were considered in salary adjustments and the value of long term incentives to be delivered; however, the application of these considerations is inherently subjective, cannot be measured precisely and is not material to the shareholders’ understanding of NEO compensation decisions. Salary and long term incentive decisions were primarily impacted by benchmark company data, as disclosed. With respect to annual performance-based variable compensation decisions, the Compensation Committee’s consideration of Individual NEO Factors did not cause any material differences among the NEOs with respect to the amounts awarded.
While we believe that the CD&A disclosure regarding Individual NEO Factors was materially complete, in future filings, we will enhance the disclosure to further clarify the impact of the factors, as discussed above.
Evaluation of Aggregate Compensation, page 28
3.	Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation program is implemented. Describe how and why the compensation committee found the tally sheet useful in determining the various elements of compensation for the named executive officers. Your Item 402(g) disclosure reports a significant vesting event for Mr. Angel’s outstanding stock options. Tell us whether this was factored into how the company structured the 2008 total compensation opportunity for Mr. Angel.
Praxair Response:
The Compensation Committee uses tally sheet data as part of its consideration of the reasonableness of each NEO’s total compensation package and whether the total is consistent with the Committee’s compensation objectives. As disclosed in the last sentence of the first paragraph on page 28, no changes were made to the compensation program as a result of this review because the Compensation Committee determined that NEO compensation was aligned with its objectives. Accordingly, following the review of the tally sheet data, the Committee did not use this data in determining individual elements of NEO compensation, including Mr. Angel’s, disclosure about which begins on page 28 of the CD&A. In future filings, to the extent applicable, we will clarify the disclosure of the use of tally sheet data, as discussed above.
The “2008 Option Exercises and Stock Vested Table” on page 44 discloses that Mr. Angel realized an amount upon the exercise of stock options in 2008. However, in determining Mr. Angel’s compensation, including his 2008 annual variable compensation or 2009 long-term incentive grants, the Compensation Committee did not consider the amount that Mr. Angel realized upon the option exercise. As disclosed in the last sentence of the second full paragraph under the caption “Long Term Incentive Awards” (page 32 of the CD&A), the Compensation Committee did not consider gains upon the exercise of options in determining the value of long term incentives to be granted to any of the NEOs.
Elements of Direct Compensation for Executive Officers, page 28
Annual Performance-Based Variable Compensation, page 29
4.	Please provide us with a materially complete description and analysis of the role that business unit financial results, as distinct from your consolidated financial results, play in the compensation committee’s determination of the amount of annual cash incentive compensation received by each named executive officer. In this regard, we note your disclosure on page 29 that “[c]orporate consolidated financial results and the business unit financial results were weighted together in the formula by which performance-based variable compensation earned by the NEOs for financial performance is determined.” Please provided a qualitative and quantitative discussion of the business unit financial goals, discuss how those goals relate to or differ from the corporate financial goals, describe how you incorporate the business unit financial goals into the formula used to determine the pre-adjustment amount of the cash awards and analyze how the business unit financial goals impacted actual cash awards for 2008.
Praxair Response:
The Compensation Committee will use only corporate consolidated financial results to determine the financial performance component of 2009 annual performance-based variable compensation for the current NEOs. The Compensation Committee made this determination based in part upon discussion with Deloitte Consulting and because the Committee, upon further reflection, concluded that corporate consolidated results are a better gauge of business performance for NEOs whose responsibilities typically relate to broader corporate functions rather than to specific business units. Accordingly, disclosure of the impact of business unit financial results on 2009 annual performance-based variable compensation will not be applicable.
Individual Performance, page 30
5.	Please clarify whether the individual performance adjustments can be positive or negative and tell us whether the adjustments are subject to any limitations like, for example, the 35-point collar applicable to non-financial goals adjustments. In addition, we note your disclosure that, to determine the individual performance adjustment for each named executive officer, the compensation committee makes a “subjective evaluation of individual performance, determined, in part, by some of the individual NEO Factors described above.” Your use of the words “in part” and “some” in certain places obscures the ability of the reader to identify the key factors the compensation committee considered. Please provide a materially complete discussion and analysis of how the committee determined the individual performance adjustments for 2008, including the actual individual performance adjustment for each officer.
Praxair Response:
The individual performance adjustment may be positive or negative (see “Performance-Based Variable Compensation Illustration” disclosure on page 31). For 2008, the Compensation Committee could have adjusted the amount of each NEO’s variable compensation otherwise determined by the financial results and non-financial results to as low as zero or as much as 200% of the amount so determined. As disclosed in the last paragraph under “Individual NEO Factors” (page 27), the Compensation Committee did not assign relative weights or formulas to the Individual NEO Factors that affected the Committee’s individual performance decisions. Also, as noted in response to Comment 2 above, the Compensation Committee’s consideration of Individual NEO Factors is inherently subjective, cannot be precisely measured, and in any event, did not cause any material differences among NEOs with respect to the amounts awarded.
In future filings, the Company will (1) delete the cited qualifying words “in part” and “some”, (2) disclose that the individual performance adjustments may be positive or negative, (3) disclose, if applicable, any upper or lower limit that the Compensation Committee may then impose upon such adjustments, and (4) disclose which of the Individual NEO Factors were most important, if material, to that year’s individual performance adjustments for variable compensation decisions for NEOs generally and, if material to the shareholders’ understanding of the variable compensation amounts awarded to an individual NEO beyond the disclosed impact on NEOs generally, provide more information about the nature of an NEO’s individual performance that principally drove the performance adjustment applicable to that NEO.
Performance-Based Variable Compensation Illustration, page 31
6.	For purposes of the illustration, we note that you assumed the company achieved target (midpoint) performance for each of the financial measures and no adjustments were made to performance-based variable compensation based on individual performance. We further note that for 2008 neither of these assumptions would have been factually applicable. Please prepare your illustration so that it is factually representative of the compensation decisions that were made for the applicable period. In this regard, you might improve the utility of the illustration by basing it on the actual facts and circumstances of one of the named executive officers.
Praxair Response:
In future filings, the Company will disclose an annual performance-based compensation illustration that more closely resembles actual compensation decisions made for the relevant year, including a representative adjustment for individual performance.